Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

*** *** ***

The following is a slide presentation used at investor meetings on October 21, 2005.

Creating a Late-Stage Company Focused on Pain Management and Inflammation

Analyst / Investor Luncheon

October 21, 2005

FORWARD LOOKING STATEMENTS

This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include, without limitation, forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the biotechnology industry; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form 10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

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FORWARD LOOKING STATEMENTS (2)

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.

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LUNCHEON AGENDA

Combining AlgoRx and Corgentech ALGRX 3268: positive clinical data plus commercial potential ALGRX 4975: positive clinical data plus commercial potential Execution

4

COMBINED COMPANY

Pain Management and Inflammation

Sizable Patient Populations

Unmet or Underserved Medical Needs Differentiated Products with Clear Advantages over Current Therapies Substantial Body of Preclinical and Clinical Data Clear Regulatory Pathways Faster, Cheaper Trials

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PREVALANCE OF PAIN IN SEVEN MAJOR COUNTRIES

PATIENT NUMBERS

Prevalence of post-operative pain 75,068,000

Prevalence of back pain 208,996,000

Prevalence of HIV and AIDS pain 847,000

Prevalence of diabetic neuropathy pain 13,243,000

Prevalence of osteoarthritic pain 46,610,000

Above indications are all targets of Corgentech pipeline

Source: Datamonitor

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PRODUCT PIPELINE

PRECLINICAL

PHASE 1

PHASE 2

PHASE 3

ALGRX 3268

Pre-procedural analgesia (003) Pre-procedural analgesia (004)

ALGRX 4975 *

Post-surgical pain Morton’s neuroma Tendonitis

NF-kB Decoy *

Atopic dermatitis (eczema)

ALGRX 1207 *

Cutaneous neuropathic pain

*	Does not reflect comprehensive list of trials currently underway
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CREATING LATE-STAGE COMPANY

Four product development programs focused on significant clinical problems with attractive market potential

Each drug has unique mechanism of action offering risk diversification

Each drug has potential for approval in multiple indications

Each drug can be commercialized with specialty sales force

All discovery and development programs 100% owned

Phase 3 program ALGRX 3268 for the treatment of venipuncture

Statistically significantly less pain in first Phase 3 trial Second Phase 3 trial data expected within two months Expect to file NDA in 1H06 Expect product approval in 1H07

Development and commercial expertise in critical areas

Marketing, commercialization, regulatory affairs, manufacturing and clinical trials management

Financial strength and flexibility

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LUNCHEON AGENDA

Combining AlgoRx and Corgentech

ALGRX 3268: positive clinical data plus commercial potential

ALGRX 4975: positive clinical data plus commercial potential Execution

ALGRX 3268-

TOPICAL LOCAL ANESTHESIA

Indication

Reduction of pain associated with venipunctures and intravenous line placements

Two Phase 3 trials required for approval Key desirable product attributes

Sterile, pre-filled, needle-free disposable delivery system (Powderject®) Rapid onset of action

Within 1 minute with duration of about 10 minutes

No vasoconstriction with good dermal tolerability Ease of use with no dressings

ALGRX 3268

Rapid Onset of Action Critical to Adoption of Product

EMLA

Package Insert for EMLA

ALGRX 3268

Data from Phase 1 trial in 272 adults

VAS, mm

10

0

-10

-20

-30

3

60

Time after administration, minutes

VAS, mm

0

-10

-20

-30

1
3
5

Time after administration, minutes

ALGRX 3268 has an onset within one minute, whereas EMLA is labeled for a pretreatment period of at least one hour

ALGRX 3268 DEVELOPMENT

Protocol Age Group Phase Total Patients Primary Endpoint Status

Antecubital Fossa Adults 1 272 Safety and Efficacy Primary Endpoint Achieved

Back of Hand Adults 1 183 Safety and Efficacy Primary Endpoint Achieved

Pharmacokinetics Adults 1 38 Evaluate Circulating Lidocaine Primary Endpoint Achieved

Antecubital Fossa Children 2 195 Safety and Efficacy Primary Endpoint Achieved

Back of Hand Children 2 145 Safety and Efficacy Primary Endpoint Achieved

Back of Hand Children 2 306 Safety and Efficacy Primary Endpoint Achieved

Antecubital Fossa and Back of Hand Children 3 574 Safety and Efficacy Primary Endpoint Achieved

Antecubital Fossa and Back of Hand Children 3 500 Safety and Efficacy Enrollment Completed

2,213

PHASE 3’s: PEDIATRIC TRIALS

IDENTICAL PROTOCOLS

Design

U.S. multicenter, randomized, double-blind, placebo-controlled

Number of subjects

500-600 subjects in each study

Population

Pediatric subjects of either gender (ages 3-18)

Objectives

Confirm efficacy, safety and tolerability of ALGRX 3268 vs. placebo administered on back of hand and antecubital fossa

Primary endpoint

Assessment of pain on venipuncture or peripheral venous cannulation performed 1-3 minutes after ALGRX 3268 or placebo in total population (3-18 yrs.) using FACES rating scale

FIRST PHASE 3 RESULTS

Primary endpoint achieved (p=0.007)

Statistically significantly less pain on needle insertion in treated group compared to placebo group assessed using FACES rating scale

574 patients at six U.S. clinical trial sites

ALGRX 3268 group = 289 patients (ages 3-18) Placebo = 285 patients (ages 3-18)

Safety

Well tolerated

PHASE 1 RESULTS –

ADULTS, ANTECUBITAL FOSSA

Population

272 adults received ALGRX 3268 or placebo before venipuncture at antecubital fossa

Three separate treatment groups

Results

Clinically and statistically significantly less pain on needle insertion in treated groups compared to placebo groups assessed using VAS rating scale (p values = 0.0217, 0.0129 and 0.0002)

Safety

Well tolerated

PHASE 1 RESULTS – ADULTS, BACK OF HAND

Population

183 adults received ALGRX 3268 or placebo before venipuncture in the back of hand Two separate treatment groups

Results

Statistically significantly less pain on needle insertion in treated groups compared to placebo groups assessed using VAS rating scale (p = 0.0431)

Safety

Well tolerated

PHASE 2 RESULTS –

PEDIATRICS, BACK OF HAND

Population

195 pediatric patients received ALGRX 3268 or placebo before venipuncture in the back of hand Two treatment levels across three separate age groups

Results

Statistically significantly less pain on needle insertion in two age groups compared to placebo group assessed using FACES and/or VAS rating scale (p values = 0.0191 and 0.0415)

Safety

Well tolerated

PHASE 2 RESULTS —

PEDIATRICS, ANTECUBITAL FOSSA

Population

145 pediatric patients received ALGRX 3268 or placebo before venipuncture at the antecubital fossa Three treatment levels across three separate age groups

Results

Statistically significantly less pain on needle insertion in treated groups compared to placebo groups assessed using FACES and/or VAS pain rating scale (p values = 0.0389 and 0.0635)

Safety

Well tolerated

PHASE 2 RESULTS –

PEDIATRICS, BACK OF HAND

Population

306 pediatric patients received ALGRX 3268 or placebo before venipuncture in the back of hand One treatment level across three separate age groups

Primary endpoint achieved

Statistically significantly less pain on needle insertion in treated group compared to placebo group assessed using FACES and/or VAS rating scale (p = 0.0003)

Safety

Well tolerated

PROJECTED TIMELINE FOR ALGRX 3268

Clinical

Data from second Phase 3 trial (004) expected within two months

Regulatory

Reviewed as a drug by the FDA Analgesics and Acute Care Division

Registration

File NDA in 2006 Product approval in 2007

Commercial Opportunities for ALGRX 3268

ALGRX 3268: VENIPUNCTURE MARKETS

PROCEDURE NUMBERS

Pediatric in-hospital procedures 18,000,000

Adult in-hospital emergency room visits 89,000,000

Hemodialysis patient visits 46,800,000

Additional Target Market Includes the 66,000 Physician’s Offices, Clinical Labs and Blood Donation Centers in the U.S.

PEDIATRIC IN-HOSPITAL MARKET

Target market

Only 2.1MM out of 18MM venipuncture procedures in children’s hospitals and large academic institutions utilize a topical local anesthetic today

Low utilization of topical local anesthetics (12% of pediatric procedures) due to: slow onset of action lack of promotion of currently available drugs

Faster onset of action, needleless injection and promotion will allow significant penetration and growth into target market of 18MM pediatric procedures

ALGRX 3268-

DRUG CLASS COMPARISON

ALGRX 3268 EMLA

Efficacy +++ +++

Ease of Use Minimal Messy and requires

Preparation covering

Onset of Action 1 minute 60 minutes

to several hours

Duration 10-15 minutes 1-2 hours after

removal

Adverse Minimal erythema 37% blanching,

Reactions 30% erythema

ALGRX 3268: TOPICAL LOCAL ANESTHESIA MARKET DYNAMICS

Strong focus of pain management including treatment protocols and guidelines Increase in dedicated pediatric hospitals and specialized pediatric departments in larger general hospitals Continuing pressure on cost reduction and patient through-put in hospitals Fundamental market need for easy to use, fast onset topical local anesthetic

Current market dynamics provide an excellent opportunity for a fast acting, easy to use topical local anesthetic product like ALGRX 3268

ALGRX 3268-

POTENTIAL PEDIATRIC MARKET

Superior Product Profile + Promotional Efforts = Market Penetration and Market Growth

STRAWMAN UNIT POTENTIAL ANNUAL

POTENTIAL SALES

PRICE PROCEDURES

$12 - $16* 2mm $24mm - $32mm

$12 - $16* 3mm $36mm - $48mm

$12 - $16* 4mm $48mm - $64mm

$12 - $16* 5mm $60mm - $80mm

$12 - $16* 6mm $72mm - $96mm

*	Price for ALGRX 3268 has not yet been established. $12 - $16 represents cost of EMLA

($8.34 in 2004) plus a 50% - 100% premium

ALGRX 3268: PHASED MARKETING APPROACH

Physician Offices, Clinical Labs, Blood Donation Centers

Hemodialysis Centers

In-hospital Adult (ER)

In-hospital Pediatric 18M

LUNCHEON AGENDA

Combining AlgoRx and Corgentech ALGRX 3268: positive clinical data plus commercial potential ALGRX 4975: positive clinical data plus commercial potential Execution

ALGRX 4975 – VR1 ANESTHETIC

Capsaicin Overview

Administered locally at the site of pain Single administration may provide analgesia for weeks to months Non-opioid based Only reduces long-term noxious pain associated with C-neurons Does not affect other nerve fibers important for motor skills

Activates the VR1 channel; expressed by pain receptor C-fibers

Blocks noxious pain with long duration

ALGRX 4975: PROOF OF CONCEPT ESTABLISHED

STUDY MODEL FOR TARGET MARKETS

Bunionectomy Post-Surgical Pain Joint Replacement

Morton’s Neuroma Local Neuropathic Pain Complex Regional Pain Syndrome (CRPS)

Tendonitis / Osteoarthritis Musculoskeletal Pain Delay progression to surgery

ALGRX 4975 DEVELOPMENT

Protocol Phase Total Patients Primary Endpoint Status

Postsurgical Pain

Bunion Removal Surgery 2 40 Time to Rescue Medication 72-hour Endpoint Achieved

Bunion Removal Surgery 2 182 Magnitude of Pain Relief 24 and 72- hour Endpoints Achieved

Hernia Repair 2 48 Magnitude and Duration of Pain Relief Ongoing

Total Knee Replacement 2 60 Dosing Study Ongoing

Cholecystectomy 2 40 Magnitude of Pain Relief Ongoing

Neuropathic Pain

Morton’s Neuroma 2 60 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint; Ongoing

Musculoskeletal Pain End-Stage Osteoarthritis 1 16 Safety Primary Endpoint Achieved

End-Stage Osteoarthritis 2 12 Magnitude and Duration of Pain Relief Primary Endpoint Achieved

Osteoarthritis of the Knee 2 52 Magnitude and Duration of Pain Relief Primary Endpoint Missed

Tendonitis 2 40 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint; Ongoing

MORTON’S NEUROMA

Type of localized post-trauma neuropathic pain Painful foot condition that typically occurs as a result of:

Running

Wearing high narrow shoes Excessive standing

Neuroma (thickened nerve tissue)

Forms as a result of injury to one of the nerves that leads to the toes Leads to numbness and pain that can make walking unbearable

Orthotics and oral analgesics have limited effectiveness over time Invasive treatments are often employed

Local corticosteroid injections to reduce swelling (poorly tolerated) Local alcohol injections to kill the nerve which leads to permanent numbness Surgical intervention to remove the nerve which leads to permanent numbness

PHASE 2 RESULTS: MORTON’S NEUROMA

Objectives

Confirm efficacy, safety and tolerability of ALGRX 4975 vs. placebo administered by single injection into neuroma

Design and population

U.S. randomized, double-blind, placebo-controlled 58 subjects of either gender at two U.S. clinical trial sites

ALGRX 4975 group = 30 patients, placebo group = 28 patients

Primary endpoint achieved (p=0.0188)

Statistically significant pain reduction in Morton’s neuroma four weeks after single injection of ALGRX 4975 63% pain reduction vs. 38% pain reduction in patients receiving ALGRX 4975 vs. placebo

Safety

Well tolerated

Commercial Opportunities for ALGRX 4975

ALGRX 4975: U.S. POST-SURGICAL AND NEUROPATHIC PAIN MARKETS

PROCEDURE NUMBERS

POST-SURGICAL PAIN

Bunionectomy 709,000

Cholecystectomy 1,230,000

Total knee replacement 412,000

Total hip replacement 346,000

Hernia repair 825,000

Hysterectomy 789,090

LOCAL NEUROPATHIC PAIN 1,269,000

TOTAL 5,580,090

POST-OP PAIN DRUG COMPARISON

ALGRX 4975 Opioids

Efficacy +++ +++

Dosing Single application Frequent

Duration Weeks Hours

Onset of

Rapid Rapid

action

Safety Cannot inject near Respiratory depression,

large nerves nausea, vomiting, ileus

ALGRX 4975: POST-OPERATIVE PAIN MARKET

US post-operative pain market: $1.7 billion Virtually all patients experience some level of pain post operatively Pain in hospital associated with increased length of stay, longer recovery times, poorer patient outcomes

ALGRX 4975: NEUROPATHIC PAIN MARKET

No drugs indicated for Morton’s neuroma or other post trauma neuropathic pain syndromes

Off label usage of Neurontin, Lidoderms, antidepressants and opioids

US neuropathic pain market: $1.9 billion

Despite employing concomitant treatment with several drugs with different mechanisms existing treatments yield some improvement in only 50% of patients

All associated with significant side effects

If drug treatment fails, neurolysis (alcohol, phenol) or sympathectomy performed

POST-TRAUMA NEUROPATHIC PAIN: BACKGROUND

Approximately 1.2 million Americans suffer from a localized form of neuropathic pain resulting from trauma or surgery

Pain lasting months and often severe and debilitating

Occurs following 10% of general and 30% of orthopedic surgeries

Most commonly associated general surgeries:

Hernia repairs Colon resections Laparotomy

Most commonly associated orthopedic surgeries:

Total knee or joint replacement Rotator cuff surgery Ankle fusion Long bone fracture Back/spine surgery, laminectomy

ALGRX 4975:

BLOCKBUSTER POTENTIAL

Large surgical volume Small target audience Specialized sales forces

LUNCHEON AGENDA

Combining AlgoRx and Corgentech ALGRX 3268: positive clinical data plus commercial potential ALGRX 4975: positive clinical data plus commercial potential Execution

DELIVERING ON OUR PROMISES

Report Clinical Data from First Phase 3 Trial of ALGRX 3268 Report Clinical Data from Phase 2 Trial of ALGRX 4975 for Morton’s Neuroma Report Clinical Data from Second Phase 3 Trial of ALGRX 3268

Thank you for joining us for today’s presentation.

For additional information about the proposed merger of Corgentech and AlgoRx, please visit www.corgentech.com and the other sources described in our forward looking statement slide.